DP WORLD

P&O

Not for release, publication or distribution, in whole or in part, in or into Canada or Japan

29 November 2005

Recommended cash acquisition of The Peninsular and Oriental Steam Navigation Company ("P&O") by Thunder FZE (the "Offeror"), a wholly owned subsidiary of Ports, Customs and Free Zone Corporation, Dubai ("PCFC")

Summary

The Boards of the Offeror and P&O announce the terms of a recommended cash offer under which the Offeror will acquire all of the issued and to be issued Deferred Stock of P&O (the "Offer"). It is intended that the Offer be implemented by way of a scheme of arrangement under section 425 of the Companies Act (the "Scheme").

Under the terms of the Offer, Deferred Stockholders will receive 443 pence in cash for each unit of Deferred Stock, valuing the existing issued Deferred Stock of P&O at approximately £3,326 million.

The value delivered to Deferred Stockholders through the Offer represents:

- a premium of approximately 46 per cent. to the Closing Price of 303.5 pence for each unit of Deferred Stock on 27 October 2005 (being the last business day prior to recent speculation regarding a possible offer for the Company); and
- a 2004 price earnings multiple of 24.5x.

A Loan Note Alternative will also be provided as part of the terms of the Offer.

Following the Effective Date, the Preferred Stock of P&O will be cancelled and the capital paid up on it (and any accrued dividends) returned to its holders.

Proposals will be made by the Offeror to the holders of Concessionary Stock which will include providing them with the opportunity to continue to enjoy concessionary fares on P&O Ferries with the Offeror acquiring the corresponding units of stock in the Company.

The directors of P&O, who have been so advised by Citigroup Global Markets Limited ("Citigroup") and N M Rothschild & Sons Limited ("Rothschild"), consider the terms of the Offer to be fair and reasonable. In providing advice to the directors of P&O,

Citigroup and Rothschild have taken into account the commercial assessments of the directors of P&O.

Accordingly, the directors of P&O intend to recommend unanimously that P&O Stockholders vote in favour of the Offer at the appropriate meetings.

The Offeror has received irrevocable undertakings from the P&O directors and letters of intent from certain stockholders to vote in favour of Offer in respect of approximately 18.6 per cent. of P&O's issued Deferred Stock.

Commenting on the Offer, Sultan Ahmed Bin Sulayem, the Chairman of the Offeror and DP World, the global ports business of the Offeror Group said:

"DP World's acquisition of P&O will create a top three global ports operator with the scale and network to service an increasingly global and consolidating customer base. The unparalleled strategic fit of the two companies' complementary global ports portfolios and the strong development pipeline, including London Gateway, is particularly compelling. In addition, DP World regards the management and employees of P&O as key to the ongoing success of the combined entity. It is our current intention to keep P&O's headquarters in London. DP World looks forward to growing the combined businesses for the benefit of employees, customers, and its shareholder."

Sir John Parker, the Chairman of P&O, said:

"We have today announced that the Board of P&O is recommending DP World's all cash offer of 443 pence per share, which values the existing issued deferred stock of P&O at £3.3 billion. It represents a premium of 46 per cent. to the closing price of 303.5 pence on 27 October 2005 which was the last trading day prior to any market speculation, and represents 24.5x 2004 earnings.

"DP World's offer recognises that P&O is a unique brand with an exceptional footprint of international port assets. P&O is one of the top four international port operators with 29 container terminals and operations in 18 countries across the globe, generating 80 per cent. of the Group's total profits. The Board believes this all cash offer is in the best interests of the deferred stockholders who will receive a substantial return on their investments.

"P&O employees will also benefit. DP World have made clear they regard the management and employees as key to the ongoing success of the combined entity and that they recognise the importance of P&O's ferries and properties divisions, as well as ports. I am pleased to say that it is intended that Robert Woods, Chief Executive of P&O, continues to head up the P&O business and for P&O to remain headquartered in London.

"Putting P&O and DP World together will create one of the top three leading ports groups in the world."

This summary should be read in conjunction with the attached announcement.

A joint analysts presentation hosted by Sultan Ahmed Bin Sulayem and Sir John Parker will take place at 09.30 GMT today, 29 November. The presentation will be held at the offices of Deutsche Bank at 1 Great Winchester Street, London EC2N 2DB.

A live audio webcast of the presentation will be available at 09.30 GMT on www.pogroup.com and www.cantos.com. Please register a few minutes beforehand. A recording will be available from 14.30 GMT.

A telephone dial-in facility for the presentation is available by dialling +44 20 7784 1004, at 09.30 GMT. A recording of this will be made available until 20 December 2005 on +44 20 7784 1024.

Interviews with Robert Woods, CEO of P&O, Nick Luff, CFO of P&O, and Sultan Ahmed Bin Sulayem, Chairman of DP World, will also be available in video, audio and text on www.pogroup.com, www.dpworld.com and www.cantos.com at 07.00 GMT.

High resolution images are available for media to view and download free of charge from www.vismedia.co.uk.

Enquiries

DP World
Sultan Ahmed Bin Sulayem
Mohammad Sharaf

Telephone Dubai: +971 4 881 1110
Telephone London: +44 20 7861 3232

P&O
Sir John Parker
Nick Luff

Telephone: +44 20 7404 5959

Deutsche Bank
(Financial adviser and corporate broker to DP World)
Mark Preston
Jeremy Lucas
Iain Macleod
Richard Sheppard

James Agnew (Corporate Broking)
Mumtaz Naseem (Corporate Broking)

Telephone: +44 20 7545 8000

Citigroup
(Financial adviser and corporate broker to P&O)
Robert Swannell
Peter Tague
Wendell Brooks
David Plowman

David James (Corporate Broking)
Simon Alexander (Corporate Broking)

Telephone: +44 20 7986 4000

Rothschild
(Financial adviser to P&O)
Nigel Higgins
Crispin Wright
Ravi Gupta

Telephone: +44 20 7280 5000

Morgan Stanley
(Corporate broker to P&O)
Nick Wiles
Tim Pratelli

Telephone: +44 20 7425 8000

Bell Pottinger Corporate & Financial
(Public relations adviser to DP World)
Stephen Benzikie (London)
Tom Mollo (Dubai)

Telephone London: +44 20 7861 3232
Telephone Dubai: +971 50 550 4203

Brunswick Group
(Public relations adviser to P&O)
Sophie Fitton
Kate Miller

Telephone: +44 20 7404 5959

Deutsche Bank AG ("Deutsche") is acting as financial adviser and corporate broker to the Offeror and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Deutsche or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Citigroup Global Markets Limited ("Citigroup") is acting as financial adviser and corporate broker to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Offer or any other matters referred to in this announcement.

N M Rothschild & Sons Limited ("Rothschild") is acting as financial adviser to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co Limited ("Morgan Stanley") is acting as corporate broker to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The availability of the Loan Notes under the terms of the Scheme (or, if the Offer is implemented by way of the Takeover Offer, of the Takeover Offer) to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued to Deferred Stockholders under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended, or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Canada, Australia, Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Canada, Australia, Japan or any other such jurisdiction.

Whether or not a Deferred Stockholder's stock units are voted at any Court Meeting or the Extraordinary General Meeting, if the Scheme becomes effective, those stock units will be acquired pursuant to the Scheme and Deferred Stockholders will, subject to the Loan Note Alternative, receive a payment of 443 pence in cash for every stock unit.

P&O will prepare the Scheme Document to be distributed to P&O Stockholders. DP World and P&O urge P&O Stockholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. P&O Stockholders may obtain a free

copy of the Scheme Document, when it becomes available, from any of Deutsche, Citigroup, Rothschild, or Morgan Stanley.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer is carried out by way of the Takeover Offer, it will not be made, directly or indirectly, in or into Canada or Japan and will not be capable of acceptance from or within Canada or Japan. Accordingly, copies of this announcement and all documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada or Japan.

Persons receiving copies of this announcement or any other documents relating to the Offer whether made pursuant to the Scheme or any Takeover Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada or Japan in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the Code.

None of Deutsche, Citigroup, Rothschild or Morgan Stanley, or any of their respective affiliates, is making the Offer (whether by Scheme or Takeover Offer) in the United States.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn) or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O, by P&O or the Offeror, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This announcement contains statements about DP World, the Offeror and P&O that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of DP World's, the Offeror's or P&O's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on DP World, the Offeror's or P&O's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of DP World, the Offeror or of P&O. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to DP World, the Offeror or P&O or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and neither DP World, the Offeror nor P&O undertakes any obligation to update publicly or revise any forward-looking statements.

29 November 2005

Recommended cash acquisition of P&O by the Offeror

1. Introduction

The Boards of the Offeror and P&O announce the terms of a recommended cash offer under which the Offeror will acquire all of the issued and to be issued Deferred Stock of P&O. It is intended that the Offer be implemented by way of a Scheme.

2. The Offer

Under the terms of the Offer, Deferred Stockholders will be entitled to receive:

for each unit of Deferred Stock 443 pence in cash

The terms of the Offer represent:

• A premium of approximately 46 per cent. to the Closing Price of 303.5 pence for each unit of Deferred Stock on 27 October 2005 (being the last business day prior to recent speculation regarding a possible offer for the Company) valuing the existing issued Deferred Stock of P&O at approximately £3,326 million; and

• A 2004 price earnings multiple of 24.5x.

The Deferred Stock will be acquired by the Offeror fully paid and free from all liens, charges, encumbrances and other third party rights and/or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions hereafter declared.

It is expected that the Effective Date will fall in the first quarter of 2006.

3. Preferred Stock and Concessionary Stock

Following the Effective Date, the Preferred Stock of P&O will be cancelled and the capital paid up on it (and any accrued dividends) returned to its holders.

Proposals will be made by the Offeror to the holders of Concessionary Stock which will include providing them with the opportunity to continue to enjoy concessionary fares on P&O Ferries with the Offeror acquiring the corresponding units of stock in the Company.

Details of these proposals will be set out in the Scheme Document to be sent to P&O Stockholders.

4. Irrevocable Undertakings and Letters of Intent

The Offeror has received irrevocable undertakings from the directors of P&O in respect of their entire holdings amounting to 614,418 units of Deferred Stock representing approximately 0.1 per cent. of P&O's existing issued Deferred Stock. The undertakings from the directors of P&O will cease to be binding only if the Offer lapses or is withdrawn.

In addition, the Offeror has received letters of intent to vote in favour of the Offer from Schroder Investment Management Limited, Threadneedle Asset Management Limited and Insight Investment Management Limited in respect of 138,795,708 units of Deferred Stock representing approximately 18.5 per cent. of P&O's issued Deferred Stock.

In total, therefore, the Offeror has received irrevocable undertakings and letters of intent to vote in favour of the Offer in respect of 139,410,126 units of Deferred Stock representing approximately 18.6 per cent. of P&O's issued Deferred Stock.

5. Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Offer, Deferred Stockholders (other than certain Overseas Stockholders) will, subject to a minimum take up in aggregate of £20 million, be able to elect to receive Loan Notes to be issued by the Offeror on the following basis:

for every £1 of cash consideration £1 nominal value of Loan Notes

The Loan Notes will be cash collateralised. Further details of the Loan Note Alternative are included in Appendix 2 of this announcement and full details will be included in the Scheme Document.

6. Recommendation

The directors of P&O, who have been so advised by Citigroup and Rothschild, consider the terms of the Offer to be fair and reasonable. In providing advice to the directors of P&O, Citigroup and Rothschild have taken into account the commercial assessments of the directors of P&O.

Accordingly, the directors of P&O intend to recommend unanimously that P&O Stockholders vote in favour of the Offer at the appropriate meetings as they have irrevocably undertaken to do in respect of their own Deferred Stock (representing approximately 0.1 per cent. of the issued Deferred Stock).

7. Overview of P&O

P&O is a leading international ports and transport company with operations in ports, ferries and property development.

P&O Ports is a leading global ports operator with 29 container terminals and logistics operations in over 100 ports and a presence in 18 countries. The Company's main service is containerised cargo handling based on long-term concessions to operate terminals in ports which offer strong growth opportunities. P&O Ports specialises in origin and destination cargo and in running common user terminals, offering excellent service to all shipping customers. The effectiveness of P&O's terminal operations will be further enhanced in 2006 with the implementation of a proprietary integrated management information system, ISIS, that will be capable of covering all port operations worldwide.

As at 30 June 2005, P&O had some £1.3 billion invested in its portfolio of ports through its regional offices in Mumbai, Sydney, Newark, Manila and Antwerp. It already has over half of its ports assets in the fast growing Asian markets, with terminals in key countries such as India and China. Major opportunities in development include London Gateway Port and Business Park for which the UK Government announced it was 'minded to grant' approval in July this year. When complete, the port will be capable of handling 3.5 million TEU, making it the largest in the UK. P&O also provides a range of Maritime Services.

P&O Ferries operates routes for freight and tourist passengers between the UK and France, Belgium, the Netherlands, Ireland and Spain. It operates a total fleet of 26 ships. P&O Ferrymasters, the European road haulage and freight management business, is also part of P&O Ferries.

P&O also has property interests in the US, the UK and Continental Europe and also owns a cold logistics business, the sale of which has been agreed.

For the year ended 31 December 2004, as restated in accordance with IFRS, P&O reported consolidated turnover of £2.5 billion, group operating profit before separately disclosable items of £214.5 million and underlying earnings per share of 18.1p. Total equity as at 31 December 2004 was £758.6 million.

For the six months ended 30 June 2005, P&O reported consolidated turnover of £1.3 billion (2004: £1.1 billion), group operating profit before separately disclosable items of £76.9 million (2004: £97.7 million) and underlying earnings per share of 5.9p (2004: 6.5p).

8. Overview of DP World

DP World is one of the largest port operators in the world and was created in November 2005, by integrating Dubai Ports Authority and Dubai Ports International.

DP World has been at the forefront of the rapid transformation of Dubai into one of the world's leading trade and commerce hubs. The domestic ports activities are focused on Port Rashid and Jebel Ali. In 1999 DP World broadened its geographic area of focus to include the Middle East region, India and Europe. Its first international project was the Jeddah Islamic Port where it collaborated with its local partner on the management and operation of the South Container Terminal (SCT). DP World then went on to develop successful operations at the ports of Djibouti (2000), Vizag in India (2002), Constanta in Romania (2003) and Cochin in India (2004).

In January 2005, DP World transformed its network with the strategic acquisition of CSX World Terminals (CSX WT), the international terminal business of CSX Corporation. This acquisition gave DP World a strong presence in Asia with major operations in Hong Kong and China as well as operations in Australia, Germany, Dominican Republic and Venezuela. In addition, DP World acquired CSX WT's strong project pipeline to sustain the future development and expansion of its global network. Pusan Newport Company in Pusan, South Korea is an example of the development pipeline. DP World has a 25 per cent. interest and the management contract for this nine berth facility, which will have a capacity of approximately 5.5 million TEU. This facility is currently under construction and is expected to be operational in early 2006. Other significant projects continue to strengthen its network in India, China, and the Middle East.

DP World's hallmark is its unique integrated port management model, which brings together container terminals, general cargo, free zones, infrastructure developments and consultancy services. Combined with its common user status, DP World's cross-sector expertise offers solutions in all aspects of port operations, ultimately driving efficiency benefits for its customers.

DP World's ability to deliver an excellent level of service to shipping lines is reflected in the company's performance, having averaged more than 20 per cent. volume growth per year over the past three years. In 2004, DP World handled over 8 million TEU and is on course to handle over 13 million TEU in 2005.

9. Rationale for the Offer

The ports industry is an economic cornerstone for Dubai. DP World believes that the Offer for P&O has compelling strategic logic and creates significant opportunities for both companies' employees and customers going forward.

In particular, the combination:

- Represents an exciting opportunity to acquire one of the most respected companies in the sector;
- Elevates DP World to a position of unrivalled global reach;
- Offers an unparalleled complementary geographical fit;
- Addresses the changing needs of a consolidating customer base, adding significant capacity in key markets;
- Brings together some of the most experienced people in the industry.

The combined group will operate 51 terminals with a gross capacity of 50 million TEU with a strong presence in 30 countries across the Middle East, Asia, Europe, Australia and the Americas. In addition, the combined group will benefit from the opportunity for expansion from projects such as Pusan and London Gateway.

DP World recognises the good progress that has been made with the implementation of the restructuring programme within P&O Ferries and looks forward to restoring the business to strong profitability in 2006.

10. Structure of the Offer

Introduction

In order to implement the Scheme, P&O must obtain the approval of the Deferred Stockholders at the Court Meeting and of P&O Stockholders at the Extraordinary General Meeting and the sanction of the Court.

The Scheme will take effect through the cancellation of the Cancellation Stock, in consideration for which Deferred Stockholders on the register of members at the Scheme Record Time, other than the Offeror and those Deferred Stockholders who elect to receive Loan Notes under the Loan Note Alternative, will receive cash on the basis set out in paragraph 2 above. The Deferred Stock of those Deferred Stockholders who elect for the Loan Note Alternative will be transferred to the Offeror in consideration of the issue of Loan Notes on the basis set out in paragraph 5 above. The issue of New Deferred Stock to the Offeror provided for in the Scheme together with the transfer of existing Deferred Stock in exchange for Loan Notes will result in P&O becoming a subsidiary of the Offeror.

The Meetings

Before the Court's approval can be sought, the Scheme will require approval by Deferred Stockholders at a Court Meeting and the passing of a special resolution by P&O Stockholders to implement the Scheme at an Extraordinary General Meeting. The Court Meeting will be held at the direction of the Court to seek the approval of the Deferred

Stockholders to the Scheme. The approval required at the Court Meeting is a majority in number of the Deferred Stockholders who vote, representing 75 per cent. or more in value of the Deferred Stock voted, either in person or by proxy, at the Court Meeting.

In addition, an Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast by P&O Stockholders) to approve:

(i) the Scheme;

(ii) the reduction of capital and the issue of New Deferred Stock to the Offeror; and

(iii) amendments to the regulations in the Charter in accordance with the Scheme.

Conditions to the Offer

The Conditions to the Offer are set out in full in Appendix 1 to this document. The Scheme is conditional, inter alia, upon:

- the Scheme becoming effective by not later than 29 November 2006 or such later date as (subject to the Code) P&O and the Offeror may agree and the Court may approve, failing which the Scheme will lapse;

- the approval by a majority in number of the Deferred Stockholders who vote, representing 75 per cent. or more in value of the Deferred Stock voted, either in person or by proxy, at the Court Meeting;

- the passing of the special resolution required to implement the Scheme at the Extraordinary General Meeting;

- the sanction of the Scheme by the Court (with or without modification agreed to by P&O and the Offeror) and the delivery of an office copy of the Court Order to the Registrar of Companies in England and Wales; and

- the Conditions which are not otherwise identified above being satisfied or waived.

Once the necessary approvals from P&O Stockholders have been obtained and the other Conditions (set out in Appendix 1 to this document) have been satisfied or (where required or applicable) waived, the Scheme will become effective upon delivery of the Court Order to the Registrar of Companies in England and Wales. The associated reduction of capital is expected to become effective two days later. Once effective, the Scheme will be binding on all Deferred Stockholders, including those who did not vote, or who voted against it at the meetings or who could not be traced.

11. Financing

The cash consideration payable to P&O Deferred Stockholders under the terms of the Offer will be provided through a combination of equity funding to be provided by PCFC and committed credit facilities arranged by Deutsche Bank and Barclays Capital which are in aggregate sufficient to enable the Offeror to satisfy in full the cash consideration payable to Deferred Stockholders and to fulfil its commitments under the terms of the Offer. These credit facilities are conditional, inter alia, upon the successful implementation of the Scheme. Further information on the financing of the Offer will be set out in the Scheme Document.

12. Pensions

DP World has reached an agreement in principle with the trustees of the P&O UK Pension Scheme about how the pension scheme will be operated and funded going forward. Under the terms of this agreement, a special pension contribution of £125 million will be paid into the P&O UK Pension Scheme by P&O on the Scheme becoming effective (this amount being reduced by any special pension contribution paid by P&O into the P&O UK Pension Scheme prior to the Effective Date). Further deficit contributions of £75 million will be paid into the P&O UK Pension Scheme over a 5 year period.

13. Management and employees

DP World regards the management and employees of P&O as key to the ongoing success of the combined entity. DP World confirms that following the Scheme becoming effective, the existing employment rights of all P&O employees will be fully safeguarded.

14. Preferred Stock and Concessionary Stock

A resolution will be proposed to P&O Stockholders at the Extraordinary General Meeting to cancel the Preferred Stock and return to the holders of the Preferred Stock the capital paid up on the Preferred Stock held by them (together with any accrued dividends) conditional upon the Scheme becoming effective.

Proposals will be made by the Offeror to the holders of Concessionary Stock which will include providing them with the opportunity to continue to enjoy concessionary fares on P&O Ferries with the Offeror acquiring the corresponding units of stock in the Company.

15. P&O Share Schemes

The Offer will accelerate the vesting of share options and incentive awards granted under the P&O Share Schemes. Participants in P&O Share Schemes will be contacted in due course regarding arrangements for the exercise of their options and vesting of incentive awards.

16. Implementation Agreement and Inducement Fee

P&O and PCFC have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, the Takeover Offer) and contains certain assurances and confirmations between the parties, including to implement the Scheme on a timely basis in accordance with an agreed timetable and regarding the conduct of the business of the P&O Group pending completion of the Offer. PCFC has also given certain undertakings that, subject to limited exceptions, it will take such steps as are required (including by waiving relevant Conditions) to ensure that the Offer can be completed in accordance with the agreed timetable. Under the terms of the Implementation Agreement, PCFC has retained the right to effect the Offer by way of the Takeover Offer for P&O.

In the Implementation Agreement, P&O has agreed with PCFC to certain non-solicitation commitments binding upon P&O.

P&O has also agreed to pay PCFC an inducement fee of £34 million in the event that:

- the directors of P&O decide not to proceed with the Scheme except where their decision not to proceed is due to material new information relating to PCFC (or a related party) which reasonably affects the directors' assessment of PCFC as a future owner of P&O;
- a third party announces a firm intention to make an offer for P&O and the transaction referred to in such announcement, or any similar third party transaction announced after the Acquisition has been announced, subsequently becomes or is declared unconditional in all respects or becomes effective or is completed; or
- the Scheme is not sanctioned by Deferred Stockholders at the Court Meeting or all of the resolutions required to implement the Scheme at the Extraordinary General Meeting are not approved at that Extraordinary General Meeting.

The Implementation Agreement shall, save in respect of its inducement fee provisions and any other accrued rights thereunder, terminate in certain circumstances, including by notice from PCFC following a material breach of the obligations of P&O as to the conduct of its business and non-solicitation commitments as referred to above and by notice in writing from one party to another if the directors of P&O decide not to proceed with the Scheme at any time prior to the grant of the Court Order.

17. Delisting

A request will be made to the UK Listing Authority to cancel the listing of the P&O Stock on the Official List and to the London Stock Exchange to cancel the admission to trading of the P&O Stock on the London Stock Exchange's main market for listed securities. It is intended that P&O Stock will be delisted from the London Stock Exchange approximately four Business Days after the Effective Date.

18. Disclosure of interests in P&O Stock

Other than as set out in this announcement, neither the Offeror nor any of the Directors of the Offeror nor, so far as the Offeror is aware, any person acting in concert with the Offeror, owns or controls any P&O Stock or holds any option to acquire any P&O Stock or has entered into any derivative referenced to P&O Stock which remains outstanding.

19. General

The Offeror reserves the right to elect to implement the Acquisition by making a Takeover Offer for the entire issued and to be issued Deferred Stock of P&O.

The Offer will be subject to the conditions set out in Appendix 1. The bases and sources of certain financial information contained in this announcement are set out in Appendix 3. Certain terms used in this announcement are defined in Appendix 4.

Enquiries

DP World
Sultan Ahmed Bin Sulayem
Mohammad Sharaf

Telephone Dubai: +971 4 881 1110
Telephone London: +44 20 7861 3232

P&O
Sir John Parker
Nick Luff

Telephone: +44 20 7404 5959

Deutsche Bank
(Financial adviser and corporate broker to DP World)
Mark Preston
Jeremy Lucas
Iain Macleod

Richard Sheppard
James Agnew (Corporate Broking)
Mumtaz Naseem (Corporate Broking)

Telephone: +44 20 7545 8000

Citigroup
(Financial adviser and corporate broker to P&O)
Robert Swannell
Peter Tague
Wendell Brooks
David Plowman
David James (Corporate Broking)
Simon Alexander (Corporate Broking)

Telephone: +44 20 7986 4000

Rothschild
(Financial adviser to P&O)
Nigel Higgins
Crispin Wright
Ravi Gupta

Telephone: +44 20 7280 5000

Morgan Stanley
(Corporate broker to P&O)
Nick Wiles
Tim Pratelli

Telephone: +44 20 7425 8000

Bell Pottinger Corporate & Financial
(Public relations adviser to DP World)
Stephen Benzikie (London)
Tom Mollo (Dubai)

Telephone London: +44 20 7861 3232
Telephone Dubai: +971 50 550 4203

Brunswick Group
(Public relations adviser to P&O)
Sophie Fitton
Kate Miller

Telephone: +44 20 7404 5959

Deutsche Bank AG ("Deutsche") is acting as financial adviser and corporate broker to the Offeror and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Deutsche or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Citigroup Global Markets Limited ("Citigroup") is acting as financial adviser and corporate broker to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Offer or any other matters referred to in this announcement.

N M Rothschild & Sons Limited ("Rothschild") is acting as financial adviser to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co Limited ("Morgan Stanley") is acting as corporate broker to P&O and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The availability of the Loan Notes under the terms of the Scheme (or, if the Offer is implemented by way of the Takeover Offer, of the Takeover Offer) to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued to Deferred Stockholders under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended, or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Canada, Australia, Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Canada, Australia, Japan or any other such jurisdiction.

Whether or not a Deferred Stockholder's stock units are voted at any Court Meeting or the Extraordinary General Meeting, if the Scheme becomes effective, those stock units will be acquired pursuant to the Scheme and Deferred Stockholders will, subject to the Loan Note Alternative, receive a payment of 443 pence in cash for every stock unit.

P&O will prepare the Scheme Document to be distributed to P&O Stockholders. DP World and P&O urge P&O Stockholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. P&O Stockholders may obtain a free

copy of the Scheme Document, when it becomes available, from any of Deutsche, Citigroup, Rothschild, or Morgan Stanley.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer is carried out by way of the Takeover Offer, it will not be made, directly or indirectly, in or into Canada or Japan and will not be capable of acceptance from or within Canada or Japan. Accordingly, copies of this announcement and all documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada or Japan.

Persons receiving copies of this announcement or any other documents relating to the Offer whether made pursuant to the Scheme or any Takeover Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada or Japan in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the Code.

None of Deutsche, Citigroup, Rothschild or Morgan Stanley, or any of their respective affiliates, is making the Offer (whether by Scheme or Takeover Offer) in the United States.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the Takeover Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn) or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O, by P&O or the Offeror, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This announcement contains statements about DP World, the Offeror and P&O that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of DP World's, the Offeror's or P&O's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on DP World, the Offeror's or P&O's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of DP World, the Offeror or of P&O. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to DP World, the Offeror or P&O or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and neither DP World, the Offeror nor P&O undertakes any obligation to update publicly or revise any forward-looking statements.

APPENDIX 1
CONDITIONS TO THE OFFER

1 **Conditions of the Scheme**

The Offer will be conditional upon the Scheme becoming unconditional and becoming effective by not later than 29 November 2006 or such later date (if any) as (subject to the Code) the Offeror and P&O may agree and (if required) the Court may allow. The Scheme will be conditional upon:

1.1 the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Deferred Stockholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

1.2 the resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof; and

1.3 the sanction (with or without modification, on terms reasonably acceptable to the Offeror) of the Scheme and an office copy of the Court Order being delivered for registration to the Registrar of Companies in England and Wales and the Resolution becoming effective in accordance with its terms.

2 **Conditions of the Offer**

P&O and the Offeror have agreed that the Offer is conditional upon the following matters, and, accordingly, the office copy of the Court Order will not be delivered for registration to the Registrar of Companies in England and Wales unless such Conditions (as amended if appropriate) have been satisfied or waived:

2.1 the Offeror having made all necessary filings ("**EFA Filings**") pursuant to the Exon-Florio Amendment, Section 721 of Title VII of the Defence Production Act of 1950, as amended, 50 U.S.C. App. Section 2170 (the "**EFA**") and:

2.1.1 the Committee on Foreign Investment in the United States ("**CFIUS**") having advised the Offeror in writing of its determination pursuant to Section 800.502 of the United States Department of the Treasury's regulations implementing the EFA (31 C.F.R. Part 800) (the "**Regulations**") not to investigate the acquisition by the Offeror of P&O's United States operations (the "**U.S. Acquisition**"); or

2.1.2 if CFIUS determines to investigate the U.S. Acquisition pursuant to Section 800.503 of the Regulations, the President of the United States having not announced a decision to take action against the U.S. Acquisition by no later than midnight on the fifteenth (15th) calendar day after the completion or termination of the investigation by CFIUS or, if the fifteenth (15th) calendar day is not a business day, no later than the next business day

following the fifteenth (15th) calendar day, pursuant to Section 800.504 of the Regulations; or

2.1.3 ninety (90) calendar days have elapsed since the Offeror submitted an EFA filing which CFIUS has accepted as complete;

2.2 all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations thereunder and all or any applicable waiting periods with respect thereto having expired, lapsed or been terminated as appropriate, in each case in respect of the Offer;

2.3 one of the following occurring:

2.3.1 the Offeror receiving written notice issued by or on behalf of the Treasurer of the Australian Government ("**Treasurer**") stating that there are no objections under the Australian Government's foreign investment policy to the Acquisition;

2.3.2 the expiry of the period provided under the Australian Foreign Acquisitions and Takeovers Act ("**FATA**") during which the Treasurer may make an order or an interim order under the FATA prohibiting the Acquisition, without such an order or interim order having been made; or

2.3.3 if an interim order is made to prohibit the Acquisition, the subsequent period for making a final order having elapsed, without such final order being made;

2.4 the Offeror having received written notice from the Australian Competition and Consumer Commission ("**ACCC**") that the ACCC does not propose to intervene in completion of any transaction contemplated by the Offer;

2.5 one of the following occurring in relation to the Acquisition:

2.5.1 the German Federal Cartel Office (the "**Bundeskartellamt**") notifying the Offeror that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition ("**GWB**") are not satisfied; or

2.5.2 the Bundeskartellamt clearing the notified concentration by a formal decision (Verfügung); or

2.5.3 the Bundeskartellamt not informing the Offeror within one month from the receipt of the complete notification that it has opened an in-depth investigation;

2.6 one of the following occurring:

2.6.1 the UK Competent Authority indicating in terms reasonably satisfactory to the Offeror that it has decided not to refer the Acquisition or any part of it to the Competition Commission; or

2.6.2 the period for considering any merger notice given to the UK Competent Authority under Section 96 of the Enterprise Act by the Offeror in relation to the Acquisition having expired without any such reference being made;

2.7 one of the following occurring in relation to the Acquisition:

2.7.1 the bodies of the Spanish Public Administration as defined by Law 16/1989, of 17 July, for the Defence of Competition, including (with their respective powers) the Service for the Defence of Competition, the Tribunal for the Defence of Competition and the Council of Ministers having expressly or tacitly approved the Acquisition under Article 15 bis (2) of the Spanish Competition Act ("**Ley de Defensa de la Competencia, Law No. 16/1989, of 17 July 1989**"); or

2.7.2 the Spanish Minister of Economy taking a decision not to oppose the concentration under Article 15 ter (2)(a) of the Spanish Competition Act;

2.8 the receipt of evidence in form and substance reasonably satisfactory to the Offeror, that in relation to the Offer and the acquisition of control of P&O by the Offeror or any member of the Offeror Group, all necessary filings have been made and all applicable waiting and other time periods have expired, lapsed or been terminated and any approvals reasonably deemed necessary or desirable by the Offeror in the context of the Offer as a whole have been obtained, provided that this condition does not relate to any filing, applicable waiting or other time periods and/or approvals directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 2.1 to 2.7 (inclusive);

2.9 save in respect of any matters fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group prior to the date hereof, no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person (including, without limitation, any governmental minister in South Australia or person holding similar office or person acting on any of their behalves) whatsoever in any relevant jurisdiction (each a "Third Party") having as a result of the Offer decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which is material in the context of the Offer which would or is reasonably considered by the Offeror as likely to:

2.9.1 require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Offeror Group or any member of the wider P&O Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider Offeror Group or the wider P&O Group in either case taken as a whole;

2.9.2 require, prevent or delay the divestiture by any member of the wider Offeror Group of any stock or other securities in P&O;

2.9.3 impose any material limitation on, or result in a material delay in, the ability of any member of the wider Offeror Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of stock or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider P&O Group or the wider Offeror Group or to exercise management control over any such member;

2.9.4 make the Offer or its implementation or the acquisition or proposed acquisition by the Offeror or any member of the wider Offeror Group of any shares or other securities in, or control of, P&O, void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith in any material respect;

2.9.5 require any member of the wider Offeror Group or the wider P&O Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider P&O Group or the wider Offeror Group owned by any third party (other than in the implementation of the Offer);

2.9.6 impose any limitation that is material in the context of the wider Offeror Group taken as a whole on the ability of the wider Offeror Group or any member of the wider P&O Group to integrate or co-ordinate the business, or any part of it, of any member of the wider P&O Group with the businesses of any member of the wider Offeror Group or any other member of the wider P&O Group;

2.9.7 result in any member of the wider P&O Group ceasing to be able to carry on business under any name under which it presently does so which in any such case is material in the context of the wider P&O Group taken as a whole; or

2.9.8 otherwise adversely affect the business, assets, profits or prospects of any member of the wider Offeror Group or of any member of the wider P&O Group to an extent which is material in the context of the wider Offeror Group or of the wider P&O Group in either case taken as a whole,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any P&O Stock having expired, lapsed or been terminated, provided that this condition does not relate to any action, proceeding, suit, investigation, enquiry or reference, statute, regulation, decision or order (enacted, made or proposed), other steps, applicable waiting and/or other time periods directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 2.1 to 2.7 (inclusive);

2.10 all necessary notifications, filings and applications having been made in connection with the Offer and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Offeror Group of any stock or other securities in, or control of, P&O and all authorisations, orders, recognition, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by the Offeror or any member of the wider Offeror Group in respect of the Offer or the proposed acquisition of any stock or other securities in, or control of, P&O by any member of the wider Offeror Group having been obtained in terms and in a form reasonably satisfactory to the Offeror from all appropriate Third Parties or persons with whom any member of the wider P&O Group has entered into contractual arrangements in each case where the absence of any of the foregoing would have a material adverse effect on the wider P&O Group taken as a whole and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate to carry on the business of any member of the wider P&O Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any relevant jurisdiction having been materially complied with, provided that this condition does not relate to any notification, filing, application, statutory and/or regulatory obligations, authorisations, orders, recognition, grants, consents, licences, confirmations, clearances, permissions and/or approvals directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 2.1 to 2.7 (inclusive);

2.11 save as disclosed in P&O's annual report and accounts for the year ended 31 December 2004 or in the interim results statement of P&O for the six months ended 30 June 2005 announced on 22 August 2005 or as otherwise fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or otherwise publicly announced by P&O through a Regulatory Information Service in each case prior to the date hereof, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider P&O Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any stock or other securities in P&O or because of a change in the control or management of P&O or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the wider P&O Group taken as a whole:

2.11.1 any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

2.11.2 any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

2.11.3 any assets or interests of any such member being or failing to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

2.11.4 the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

2.11.5 the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

2.11.6 the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

2.11.7 any such member ceasing to be able to carry on business under any name under which it presently does so; or

2.11.8 the creation of any material liability, actual or contingent, by any such member other than in the ordinary course of trading,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider P&O Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs 2.11.1 to 2.11.8 of this Condition 2.11 to an extent which is material in the context of the wider P&O Group as a whole;

2.12 except as disclosed in P&O's annual report and accounts for the year ended 31 December 2004 or in the interim results statement of P&O for the six months ended 30 June 2005 announced on 22 August 2005 or as otherwise publicly announced by P&O through a Regulatory Information Service or otherwise fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group in each case prior to the date hereof, no member of the wider P&O Group having, since 31 December 2004 to an extent which is material in the context of the wider P&O Group taken as a whole:

2.12.1 save as between P&O and wholly-owned subsidiaries of P&O or for P&O Stock issued pursuant to the exercise of options granted under the P&O Share Schemes, issued, authorised or proposed the issue of additional stock or shares of any class;

2.12.2 save as between P&O and wholly-owned subsidiaries of P&O or for the grant of options under the P&O Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into stock or shares of any class or rights, warrants or options to subscribe for, or acquire, any such stock or convertible securities;

2.12.3 other than to another member of the wider P&O Group or to holders of Preferred Stock or Concessionary Stock in accordance with the provisions of the Charter and the regulations referred to therein, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

2.12.4 save for intra-P&O Group transactions and other than in the ordinary course of business, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest;

2.12.5 save for intra-P&O Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

2.12.6 save for intra-P&O Group transactions, issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of its business, incurred or increased any indebtedness or become subject to any contingent liability;

2.12.7 purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own stock or shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (1) above, made any other change to any part of its stock or share capital;

2.12.8 save for intra-P&O Group transactions, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement or entered into or changed the terms of any contract with any director or senior executive of P&O otherwise in the ordinary course of business;

2.12.9 (entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to materially restrictive on the businesses of any member of the wider P&O Group or the wider Offeror Group or which involves or is likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is in any case material in the context of the wider P&O Group taken as a whole;

2.12.10 taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

2.12.11 entered into any contract, transaction or arrangement which would be materially restrictive on the business of any member of the wider P&O Group other than to a nature and extent which is normal in the context of the business concerned;

2.12.12 waived or compromised any claim otherwise than of an amount in the ordinary course of business or which is immaterial in the context of the business of the wider P&O Group taken as a whole; or

2.12.13 entered into any legally binding contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

2.13 since 31 December 2004 and save as disclosed in the annual report and accounts for the year then ended or in the interim results statement of P&O for the six months ended 30 June 2005 announced on 22 August 2005 and save as publicly announced through a Regulatory Information Service by P&O prior to the date hereof and save as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group prior to the date hereof:

2.13.1 no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the wider P&O Group taken as a whole to the extent material to the wider P&O Group taken as a whole;

2.13.2 no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider P&O Group is a party (whether as a plaintiff, defendant or otherwise) and (other than as a result of the Offer) no investigation by any Third Party against or in respect of any member of the wider P&O Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider P&O Group which in any such case might be reasonably expected adversely and materially to affect the wider P&O Group taken as a whole;

2.13.3 no contingent or other liability in respect of any member of the wider P&O Group having arisen or having become apparent to the Offeror which is material in the context of the wider P&O Group taken as a whole; and

2.13.4 no steps having been taken which are reasonably likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider P&O Group which is material in the context of the wider P&O Group taken as a whole;

2.14 except as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or publicly announced through a Regulatory Information Service in each case prior to the date hereof, the Offeror not having discovered:

2.14.1 that any financial, business or other information concerning the wider P&O Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider P&O Group is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make that information not misleading to an

extent which in any case is material in the context of the wider P&O Group taken as a whole;

2.14.2 that any member of the wider P&O Group is subject to any material liability (contingent or otherwise) which is not disclosed in the annual report and accounts of P&O for the year ended 31 December 2004 or the interim results statement of the P&O Group for the six months ending on 30 June 2005 announced on 22 August 2005 and which is material in the context of the wider P&O Group taken as a whole; or

2.14.3 any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider P&O Group and which is material in the context of the wider P&O Group taken as a whole; and

2.15 save as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or publicly announced through a Regulatory Information Service in each case prior to the date hereof, in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused pollution of the environment or harm to human health, no past or present member of the wider P&O Group having, in any manner or to an extent which is material in the context of the wider P&O Group as a whole (i) committed any violation of any laws, statutes, ordinances or regulations of any Third Party and/or (ii) incurred any liability (whether actual or contingent) with respect thereto, which is material in the context of the wider P&O Group taken as a whole.

For the purposes of these Conditions the "wider P&O Group" means P&O and its subsidiary undertakings, associated undertakings and any other undertaking in which P&O and/or such undertakings (aggregating their interests) have a significant interest and the "wider Offeror Group" means the Offeror, its parent undertaking and its subsidiary undertakings, associated undertakings and any subsidiary undertakings or associated undertakings of such parent undertaking and any other undertaking in which the Offeror and/or such undertakings (aggregating their interests) have a significant interest and for these purposes and the purposes of Appendix 4 (Definitions) "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Act).

The Offeror reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition 1. The Offeror shall be under no obligation under these Conditions to waive or treat as satisfied any of such Conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no

circumstances indicating that any such Conditions may not be capable of fulfilment.

The Offeror reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. of the stock to which such offer relates), so far as applicable, as those which would apply to the Scheme.

If the Offeror is required by the Panel to make an offer for Deferred Stock under the provisions of Rule 9 of the Code, the Offeror may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

The Scheme will not proceed if the Offer is referred to the Competition Commission before the date of the Court Meeting.

The Deferred Stock will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

The Scheme will be governed by English law and be subject to the jurisdiction of the English courts, to the Conditions set out above and the further terms to be set out in the formal Scheme Document.

APPENDIX 2
PARTICULARS OF THE LOAN NOTE ALTERNATIVE

The Loan Note Alternative will be conditional upon the Scheme becoming effective in accordance with its terms or, if the Offer is implemented by way of the Takeover Offer, on the Takeover Offer becoming unconditional in all respects.

Save as stated below and subject to the terms which will be set out in the Scheme Document (or, if the Offer is implemented by way of a Takeover Offer, the document setting out the Takeover Offer), Deferred Stockholders may elect to receive Loan Notes instead of the cash to which they would otherwise have been entitled under the terms of the Scheme on the basis of £1 in nominal amount of Loan Notes for every £1 in cash which they would otherwise have received.

The Loan Notes will be issued in integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued.

Unless the Offeror decides otherwise, no Loan Notes will be issued by the Offeror unless, on or before the deadline set in the Scheme Document for elections under the Loan Note Alternative, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £20 million. If such aggregate is less than £20 million, any such election shall, unless the Offeror decides otherwise, be void and the relevant P&O Stockholders will receive the cash to which they were entitled absent their election under the Loan Note Alternative.

The Loan Notes, which will be governed by English law, will be structured as non-qualifying corporate bonds for UK tax purposes. The Loan Notes will be obligations of the Offeror, secured by way of a charge over cash placed on deposit by the Offeror. The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable every six months in arrears on 30 June and 31 December at a rate of one per cent below 6 month LIBOR determined on the first business day of each interest period. The first interest payment date will be 30 June 2006 in respect of the period up to and including that date. The Loan Notes will be redeemable for cash at the option of the holders, in part or in whole, on interest payment dates, commencing on or after 31 December 2006. The Loan Notes will be redeemable for cash at the option of the Offeror, in part or in whole, on interest payment dates, commencing on 31 December 2006 if the aggregate nominal amount of Loan Notes outstanding falls below 20 per cent. of the nominal amount of the Loan Notes issued in connection with the Offer. Any Loan Notes outstanding on 31 December 2010 will be redeemed (together with any accrued interest) on that date. The Loan Notes will not be transferable without the prior consent of the Offeror, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

All dates referred to in this Appendix 2 are based on the currently anticipated timetable for implementation of the Scheme and may be subject to change.

The Loan Notes to be issued to P&O Stockholders under the Offer have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States, Canada, Australia or Japan or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law.

APPENDIX 3
BASES AND SOURCES

a) The value attributed to the existing issued Deferred Stock of P&O is based upon the 750,825,014 units of Deferred Stock in issue as announced by P&O pursuant to Rule 2.10 of the City Code on 23 November 2005.

b) Unless otherwise stated, the financial information on P&O is extracted from P&O's Annual Report and Accounts for the year ended 31 December 2004 and 6 months ended 30 June 2005.

c) Stock prices referenced relate to the closing middle market price for P&O Deferred Stock as sourced from the Official List for the day in question.

d) The 2004 price earnings multiple is calculated by reference to P&O's headline earnings per share for that year of 18.1 pence, as restated in accordance with IFRS. Underlying earnings per share exclude separately disclosable items but include the contribution from discontinued businesses.

e) Letters of intent to vote in favour of the Offer in respect of 138,795,708 units of Deferred Stock in aggregate have been received from Schroder Investment Management Limited (65,859,956), Threadneedle Asset Management Limited (49,355,481), and Insight Investment Management Limited (23,580,271).

APPENDIX 4
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Australia"	the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof
"Board of P&O"	the board of directors of P&O as at the date of this announcement
"Board of the Offeror"	the board of directors of the Offeror as at the date of this announcement
"Business Day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof
"Cancellation Stock"	the Deferred Stock in relation to which Stockholders have elected to receive cash, which will be cancelled pursuant to the Scheme
"Charter"	the Royal Charter establishing the Company as supplemented and amended
"Citigroup"	Citigroup Global Markets Limited
"Closing Price"	the closing-middle-market price as derived from the Daily Official List of the London Stock Exchange
"Code"	the City Code on Takeovers and

	Mergers
"Concessionary Stock"	the 5.5 per cent. concessionary redeemable non-cumulative preferred stock of the Company
"Conditions"	the conditions to the implementation of the Offer set out in Appendix 1 to this announcement and "Condition" means any one of them
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting of Deferred Stockholders to be convened pursuant to an order of the Court under Section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment)
"Court Order"	the order(s) of the Court sanctioning the Scheme under Section 425 of the Companies Act
"Deferred Stock"	the deferred stock of the Company
"Deferred Stockholders"	holders of Deferred Stock
"Deutsche Bank"	Deutsche Bank AG, London
"DP World"	DP World, the global ports business of the Offeror Group
"Effective Date"	the day on which the Scheme becomes effective in accordance with its terms
"Enterprise Act"	The Enterprise Act 2002
"Extraordinary General Meeting"	the extraordinary general meeting of P&O Stockholders (and any adjournment thereof) to be convened in connection with the Offer for the purposes of considering and, if thought

fit, approving certain resolution(s) to implement the Scheme

"Financial Services Authority" or "FSA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Implementation Agreement"	the implementation agreement between P&O and PCFC dated 29 November 2005, inter alia, to agree the implementation of the Scheme
"Japan"	Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000
"Loan Note Alternative"	the alternative whereby Deferred Stockholders may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Scheme (or, if applicable, the Takeover Offer)
"Loan Note"	the loan notes to be issued by the Offeror pursuant to the Loan Note Alternative
"London Stock Exchange"	London Stock Exchange plc
"New Deferred Stock"	the new units of deferred stock in the company to be issued to the Offeror (or as it directs) on the Scheme and associated reduction of capital becoming effective

"Offer" or "Acquisition"	the proposed acquisition by the Offeror of P&O to be effected by means of the Scheme or, should the Offeror so elect, by means of a Takeover Offer
"Offeror"	Thunder FZE, a Dubai Free Zone establishment, established pursuant to Law 9 of 1992 of Dubai
"Offeror Group"	the Offeror, its subsidiary undertakings, its parent company and each subsidiary undertaking of such parent company
"Official List"	the Official List maintained by the Financial Services Authority
"Overseas Stockholders"	P&O Stockholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom
"Panel"	the Panel on Takeovers and Mergers
"P&O" or the "Company"	The Peninsular and Oriental Steam Navigation Company
"P&O Ferries"	the ferries operating division of the Company
"P&O Group" or the "Group"	P&O and its subsidiary undertakings and, where the context permits, each of them
"P&O Ports"	the ports operating division of the Company
"P&O Share Schemes"	the P&O 2000 Executive Stock Option Plan, the P&O Performance Share Plan, the P&O 2005 Matching Share Plan, the P&O 1994 Save as You Earn Stock Option Scheme, the P&O 2004 Save as You Earn Stock Option Scheme, P&O Global Sharesave Plan and the P&O Global Sharesave Plan (SAR Version),

	the P&O Irish Sharesave Plan and the P&O Deferred Bonus and Co-investment Matching Plan
"P&O Stock"	the Deferred Stock, Preferred Stock and Concessionary Stock
"P&O Stockholders"	holders of P&O Stock
"Preferred Stock"	the 5 per cent. cumulative preferred stock of the Company
"PCFC"	Ports, Customs and Free Zone Corporation, a Dubai public corporation established by Dubai Royal Decree under Law No. 1 of 2001
"Regulation"	Council Regulation (EC) 139/2004
"Regulatory Information Service"	any of the services set out in Schedule 12 to the Listing Rules
"Resolution"	the special resolution which is passed at the Extraordinary General Meeting to reduce the share capital of P&O in connection with the Scheme
"Rothschild"	N M Rothschild & Sons Limited
"Scheme"	the proposed scheme of arrangement under Section 425 of the Companies Act between P&O and the holders of Deferred Stock only to effect the acquisition of P&O by the Offeror, the full terms of which will be set out in the Scheme Document
"Scheme Document"	the document to be sent to P&O Stockholders containing and setting out the terms and conditions of the Scheme and the notice convening the Court Meeting
"Scheme Record Time"	the record time for the Scheme, expected to be on the day after the

	Effective Date
"Securities Act"	the United States Securities Act 1933 and the rules and regulations formulated thereunder (as amended)
"Takeover Offer"	should the Offeror elect to make the Offer by way of a takeover offer, the offer to be made by Deutsche Bank for and on behalf of the Offeror to acquire all Deferred Stock (other than such stock held by certain Overseas Stockholders) on the terms and subject to the conditions set out in this announcement and to be set out in the Offer Document to be sent to Deferred Stockholders, and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
"UK Competent Authority"	shall mean the Office of Fair Trading ("OFT") except in cases where the Secretary of State for Trade and Industry has given an intervention notice under sub-section 42(2) of the Enterprise Act in relation to the Acquisition or any part of it. In such cases "UK Competent Authority" shall mean the OFT or the Secretary of State for Trade and Industry
"UK" or "United Kingdom"	United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction
"£", "sterling" and "pence"	the lawful currency of the United Kingdom